Filed Pursuant to Rule 424(b)(4)
Registration No. 333-134915

A filing fee of $6,034, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered by means of this prospectus supplement.

Prospectus Supplement to Prospectus dated June 9, 2006.

1,561,877 Shares

National Financial Partners Corp.

Common Stock

All of the shares of our common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “NFP.” The last reported sale price of our common stock on September 6, 2006 was $36.23 per share.

Investing in the common stock involves certain risks. See “Risk Factors” beginning on page 20 of our annual report on Form 10-K/A for the year ended December 31, 2005, which is incorporated by reference into the accompanying prospectus.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$36.10	$56,383,760
Underwriting discount	$0.10	$156,188
Proceeds, before expenses, to selling stockholders	$36.00	$56,227,572

The underwriter expects to deliver the shares against payment in New York, New York on September 12, 2006.

UBS Investment Bank

Prospectus Supplement dated September 6, 2006.

Prospectus Supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities, preferred stock and common stock. In addition, selling stockholders may offer shares of common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that our selling stockholders are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information by Reference” on page ii of the accompanying prospectus before investing in our common stock.

The terms “NFP,” “we,” “us,” and “our” refer to National Financial Partners Corp. and its consolidated subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, especially the risks of investing in our common stock discussed in the incorporated documents.

National Financial Partners Corp.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, we have grown internally and through acquisitions and, as of June 30, 2006, operate a national distribution network with over 165 owned firms. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investable assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

We operate as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including AIG, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot, Lincoln Benefit, Lincoln Financial Group, Lloyds of London, Mass Mutual, Metlife, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Financial, Protective, Prudential, Securian, Standard Insurance Company, Sun Life, Transamerica, United Healthcare, Unum Provident, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•

Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and the telephone number is (212) 301-4000. On our website, www.nfp.com, we post the following filings as soon as reasonably practicable after they are electronically filed or furnished with the Securities and Exchange Commission, or the SEC: our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. All such filings on our website are available free of charge. Information on our website does not constitute part of this prospectus supplement.

Industry Background

We believe that we are well positioned to capitalize on a number of trends in the financial services industry, including:

•	Long-term growth in the high net worth market. According to Spectrem Group, a financial services industry research and consulting firm, the number of households with net worth, excluding primary residence, in excess of $5 million (the segment of the high net worth market we generally target) grew at an estimated compounded annual rate of 15.7% during the period from 1996 to 2005.

•	Need for wealth transfer products. We expect the need for wealth transfer products and services to increase dramatically in the future. In 1999, and re-affirmed in 2003, the Center on Wealth and Philanthropy at Boston College (formerly the Social Welfare Research Institute at Boston College) estimated that (based on certain assumptions about future economic growth rates of household savings and asset values) at least $12 trillion of wealth transfers would occur from 1998 to 2017. Transfers of this magnitude will affect individuals, businesses and institutions.

•	Growth of employer-sponsored benefit plans. According to the Employee Benefit Research Institute, total spending on employee benefits, excluding retirement benefits, grew from an estimated $494 billion in 2000 to an estimated $686 billion in 2004, accounting for approximately 10% of employers’ total spending on compensation in 2004. Of the $686 billion, approximately 82% was related to health benefits, with the balance spent on other benefits. To augment employer-sponsored plans, many businesses have started to make available to their employees supplemental benefits products, such as individual life, long term care and disability insurance. We believe that these factors will continue to provide us with significant growth opportunities especially among the small and medium-size corporations we target for the sale of corporate benefits products and services. According to the U.S. Census Bureau, in 2003, there were approximately 2.3 million businesses employing between 5 and 999 employees.

•	Demand for unbiased solutions. We believe that customers are increasingly demanding unbiased advice from the financial services industry and that the independent distribution channel is best positioned to offer this service. Distributors in this channel use an “open architecture” approach. This approach allows them to provide access to a wide range of products from a variety of manufacturers of their choice to their clients. This is often necessary to create tailored financial solutions for high net worth individuals and growing entrepreneurial companies.

•

Size of the independent distribution channel. According to Cerulli Associates, assets under management in the independent distribution channel was $1.8 trillion as of December 31, 2005. We believe this market has been driven by the increasing demand for customer choice, which is well served by the unbiased, open architecture approach used by the independent distribution channel. This distribution channel is also well suited to the development of personal relationships that facilitate the long-term nature of the sales process to high net worth individuals and growing entrepreneurial companies.

•	Continued consolidation within the financial services industry. Within the financial services industry, both manufacturers and distributors have undergone tremendous consolidation as financial services companies have sought to broaden their business platforms and gain economies of scale. According to Thomson Financial, since January 1, 1997, over 6,600 financial services mergers and other consolidation transactions have been completed in the United States and we believe that this trend will continue. This ongoing consolidation makes it more difficult for entrepreneurs in the independent distribution channel to compete and succeed. As consolidation increases, we believe the products and services requirements and economies of scale required to compete effectively for our target customers will increase. Additionally, we believe it will become more difficult for entrepreneurs to gain access to the most competitive products and terms from financial services products manufacturers as the manufacturers grow in size. We believe we provide a unique opportunity for entrepreneurs in the independent distribution channel to compete and succeed in a consolidating industry.

Key Elements of Our Growth Strategy

Our goal is to achieve superior long-term returns for our stockholders, while establishing ourselves as one of the premier independent distributors of financial services products and services on a national basis to our target markets. To help accomplish this goal, we intend to focus on the following key areas:

•	Capitalize on the growth of our attractive target markets. Our producers target customers in the high net worth and growing entrepreneurial corporate markets which have grown and whose demand for financial services we believe will continue to grow. We have built our distribution system by attracting specialists targeting these markets, and we expect to continue to enhance our network by adding additional producers.

•	Foster and enhance growth within our firms. Our firms have achieved an internal revenue growth rate of 24% in 2000, 15% in 2001, 5% in 2002, 14% in 2003, 16% in 2004, 22% in 2005 and 20% for the six months ended June 30, 2006. We focus on acquiring high quality firms and employ a management structure that maintains the entrepreneurial spirit of our firms. Additionally, we have structured our acquisitions to reward the principals whose firms we acquire to continue to grow the businesses and make them increasingly profitable. We enhance the core growth potential of the firms by providing them with the benefits of being part of a national organization. These benefits include access to dedicated insurance underwriting and other support services, financial and intellectual capital, technology solutions, cross-selling facilitation, regulatory compliance support, assistance in growing their firms through acquisitions and succession planning.

•	Continue to acquire high quality independent firms. We believe that substantial opportunities exist for further growth through disciplined acquisitions of high quality firms. We believe our target market for acquisitions includes over 4,000 life insurance and wealth transfer, corporate benefits and financial planning firms. We have demonstrated an ability to identify and acquire leading independent firms. As of June 30, 2006, we have acquired 205 firms and reviewed over 1,028 acquisition opportunities since our founding. As a result, we have substantial experience in selecting and acquiring high quality firms. We believe that the independent distribution channel is under increasing pressure to continue its consolidation trend. With our strong experience, reputation and capital base, we believe we are well positioned to take advantage of additional acquisition opportunities. Occasionally, we examine opportunities to acquire firms that serve our target markets and provide products or services other than those in our three key areas. We may acquire one or more of these firms.

•	Realize further value through economies of scale. We contract with leading financial services products manufacturers for access to product and technical support by our owned firms and our affiliated third-party distributors. This allows us to aggregate the buying power of a large number of distributors, which can enhance the level of underwriting and other support received by our firms.

Recent Developments

On August 22, 2006, we announced the completion of a $212,500,000 credit agreement structured as a five-year revolving commitment. Bank of America, N.A. serves as administrative agent with a syndicate of ten lenders. This facility replaces our previous credit facility and will be used to finance new acquisitions and for general corporate purposes.

The Offering

Common stock offered by the selling stockholders	1,561,877 shares

Common stock to be outstanding before and after the offering	38,185,069 shares

Offering price	$36.10 per share

Use of proceeds	We will not receive any proceeds from this offering.

Dividend policy

We paid a quarterly cash dividend of $0.15 per share of common stock on January 6, 2006, April 7, 2006 and July 7, 2006, of $0.12 per share of common stock on January 7, 2005, April 7, 2005, July 7, 2005 and October 7, 2005, and of $0.10 per share on January 7, 2004, April 7, 2004, July 7, 2004 and October 7, 2004. We intend to continue to pay quarterly cash dividends on our common stock. Our board of directors approved a $0.15 cash dividend for October 6, 2006. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

New York Stock Exchange symbol	“NFP”

The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of the date of this prospectus supplement.

Summary Historical Consolidated Financial Data

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and six months ended June 30, 2006, each of which is incorporated by reference in this prospectus supplement. We derived the following summary financial information as of December 31, 2003, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 from our audited consolidated financial statements. We derived the summary financial information as of June 30, 2005 and 2006 and for each of the three and six month periods ended June 30, 2005 and 2006 from our unaudited consolidated financial statements and the related notes, each of which is incorporated by reference in this prospectus supplement. In our opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

In each year since we commenced operations, we have completed a significant number of acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and six months ended June 30, 2006, each of which is incorporated by reference in this prospectus supplement. As a result of our acquisitions, the results in the periods shown below may not be directly comparable.

	Years ended December 31,			(Unaudited) Six months ended June 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Commissions and fees	$464,426	$639,472	$891,446	$365,380	$500,566

Cost of services(a):
Commissions and fees	111,625	163,781	247,810	100,962	165,776
Operating expenses (excludes amortization and depreciation shown separately below)	150,280	190,192	259,859	119,312	149,959
Management fees	94,372	145,073	208,613	67,399	96,342

Total cost of services	356,277	499,046	716,282	287,673	412,077

Gross margin	108,149	140,426	175,164	77,707	88,489

Corporate and other expenses:
General and administrative(a)	26,461	36,849	45,763	24,255	25,456
Amortization	16,461	19,550	23,709	11,074	13,525
Impairment of goodwill and intangible assets	9,932	4,791	8,057	3,657	5,426
Depreciation	4,748	6,658	7,815	3,547	4,335
Loss (gain) on sale of subsidiaries	1,754	(145)	(6,298)	317	327

Total corporate and other expenses	59,356	67,703	79,046	42,850	49,069

Income from operations	48,793	72,723	96,118	34,857	39,420
Interest and other income	1,626	2,166	6,426	1,417	3,308
Interest and other expense	(3,580)	(2,782)	(5,531)	(3,443)	(2,973)

Net interest and other	(1,954)	(616)	895	(2,026)	335

Income before income taxes	46,839	72,107	97,013	32,831	39,755
Income tax expense	23,338	31,965	40,831	14,613	16,571

Net income	$23,501	$40,142	$56,182	$18,218	$23,184

Earnings per share—basic	$0.81	$1.19	$1.57	$0.52	$0.62

Earnings per share—diluted	$0.74	$1.10	$1.48	$0.48	$0.58

Weighted average shares outstanding—basic	29,021	33,688	35,679	34,916	37,410

Weighted average shares outstanding—diluted	31,725	36,640	38,036	37,836	40,010

Dividends declared per share	$0.10	$0.42	$0.51	$0.24	$0.30

	As of December 31,			(Unaudited) As of June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$71,244	$83,103	$105,761	$51,210	$92,283
Intangibles, net	232,665	273,207	340,969	343,370	370,146
Goodwill, net	218,002	281,212	357,353	353,618	410,931
Total assets	671,555	826,460	1,046,638	939,371	1,098,216
Borrowings(b)	—	—	40,000	75,000	90,000
Total stockholders’ equity	465,272	546,272	659,685	604,557	716,909

	Years Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Other Data (unaudited):
Internal revenue growth(c)	14%	16%	22%	9%	20%
Internal net revenue growth(d)	14%	16%	17%	9%	13%
Total NFP-owned firms (at period end)	130	144	160	162	169
Number of representatives in broker-dealer (at period end)(e)	1,125	1,298	1,399	1,368	1,626

(a)	Effective January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” and the Securities and Exchange Commission Staff Accounting Bulletin No. 107 (collectively “SFAS 123R”) which is a revision of SFAS 123, which superseded APB 25 and amended SFAS No. 95, “Statement of Cash Flows.” We adopted the modified prospective transition method provided for under SFAS 123R and, accordingly, have not restated prior year amounts. Under the transition method, compensation expense for the six months ended June 30, 2006 includes compensation expense for all share-based payment awards granted prior to, but not yet vested as of, January 1, 2003, the date of the Company’s adoption of SFAS 123, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Stock-based compensation expense includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis. We evaluated the need to record a cumulative effect adjustment relating to estimated forfeitures for unvested previously issued awards and the impact was not deemed to be material. We measured the fair value for stock options using the Black-Scholes valuation model under SFAS 123 and will continue to use this model under SFAS 123R in 2006.

As a result of adopting SFAS 123R we recorded, for firm employees, principals and firm activities, a charge to cost of services of $1.5 million for the six months ended June 30, 2006. Previously all stock-based compensation was included in general and administrative expense as a component of corporate and other expenses. We recorded $2.9 million and $2.0 million of such expense for the first six months of 2006 and 2005, respectively, in corporate and other expenses—general and administrative. Total stock-based compensation for the six months ended June 30, 2006 and 2005 were $4.4 million and $2.0 million, respectively. $4.5 million, $1.4 million and $0.2 million of stock-based compensation expense for the years ended 2005, 2004 and 2003, respectively, is included in corporate and other expenses—general and administrative to conform to the current period presentation.

(b)	Our borrowings were made under a bank line that was structured as a revolving credit facility and was due on June 15, 2008, unless we elected to convert the credit facility to a term loan, in which case it would have amortized over one year, with a principal payment due on December 15, 2008 and with a final maturity on June 15, 2009. These amounts were transferred to our new $212.5 million credit facility on August 22, 2006. See “—Recent Developments” for more information about our new credit facility.

(c)	As a measure of financial performance, we calculate the internal growth rate of the revenue of our firms. This calculation compares the change in revenue of a comparable group of firms for the same time period in successive years. We include firms in this calculation at the beginning of the first fiscal quarter that begins one year after acquisition by us unless a firm has merged with another owned firm or has made a sub-acquisition that represents more than 25% of the base earnings of the acquiring firm. With respect to two owned firms that merge, the combined firm is excluded from the calculation from the time of the merger until the first fiscal quarter that begins one year after acquisition by us of the most recently acquired firm participating in the merger. However, if both firms involved in a merger are included in the internal growth rate calculation at the time of the merger, the combined firm continues to be included in the calculation after the merger. With respect to the sub-acquisitions described above, to the extent the sub-acquired firm does not separately report financial statements to NFP, the acquiring firm is excluded from the calculation from the time of the sub-acquisition until the first fiscal quarter beginning one year following the sub-acquisition. Sub-acquisitions that represent less than 25% of the base earnings of the acquiring firms are considered to be internal growth. For further information about sub-acquisitions, see “Business—Operations—Sub-Acquisitions” in our annual report on Form 10-K/A for the year ended December 31, 2005. With respect to dispositions, we include these firms up to the time of disposition and exclude these firms for all periods after the disposition. The same store growth calculation is adjusted for intercompany transactions for all periods after December 31, 2005.

(d)	The growth of revenue less commissions and fees as a component of cost of services of firms included in the Internal revenue growth calculation, as defined above.

(e)	The number of representatives in our broker-dealer refers to NASD-registered representatives of NFPSI, including sales assistants and home office personnel that are registered representatives. These totals include personnel of our owned firms and our affiliated third-party distributors. In addition to NFPSI’s registered representatives, our firms’ distribution network includes (1) certain sales professionals who are registered representatives of other broker-dealers, (2) professionals licensed with state insurance authorities who because of their product focus are not required to be registered with a broker-dealer and (3) professionals affiliated with registered investment advisers who because of their product focus are neither required to be licensed as insurance agents nor required to be registered with other broker-dealers. These professionals are not included in these totals.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares in this offering.

PRICE RANGE OF COMMON STOCK

Our shares of common stock have been traded on the NYSE under the symbol “NFP” since our initial public offering in September 2003. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low intraday prices of our common stock for the periods indicated as reported on the NYSE.

Period	High	Low
2003
Third Quarter (beginning September 18)	$28.10	$25.70
Fourth Quarter	28.17	24.71
2004
First Quarter	33.99	27.14
Second Quarter	36.27	29.12
Third Quarter	37.37	31.45
Fourth Quarter	39.44	22.47
2005
First Quarter	42.88	34.94
Second Quarter	43.90	36.20
Third Quarter	46.45	38.15
Fourth Quarter	53.69	41.45
2006
First Quarter	59.61	49.08
Second Quarter	58.09	38.87
Third Quarter (through September 6, 2006).	45.63	34.20

On September 6, 2006, the last quoted price per share of our common stock on the NYSE was $36.23. As of July 27, 2006, we had approximately 591 stockholders of record and approximately 16,977 beneficial holders of our common stock.

DIVIDEND POLICY

We paid a quarterly cash dividend of $0.15 per share of common stock on January 6, 2006, April 7, 2006 and July 7, 2006, of $0.12 per share of common stock on January 7, 2005, April 7, 2005, July 7, 2005 and October 7, 2005, and of $0.10 per share on January 7, 2004, April 7, 2004, July 7, 2004 and October 7, 2004. We intend to continue to pay quarterly cash dividends on our common stock. Our board of directors approved a $0.15 cash dividend for October 6, 2006. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, and other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, bank loan and our capitalization as of June 30, 2006. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in each of our annual report on Form 10-K/A for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three and six months ended June 30, 2006, each of which is incorporated by reference in this prospectus supplement. Our capitalization will not be affected, other than by the exercise of options, by this offering.

(in thousands, except per share data)	As of June 30, 2006
Cash and cash equivalents	$92,283

Borrowings(a)	$90,000
Stockholders’ equity:
Preferred stock, $0.01 par value: 200,000 shares authorized; none issued	—
Common stock, $0.10 par value: Authorized 180,000 shares; 39,244 issued and 37,710 outstanding	3,918
Additional paid-in capital	670,606
Retained earnings	79,716
Treasury stock, 1,469 shares, at cost	(37,331)
Total stockholders’ equity	716,909

Total capitalization	$806,909

(a)	Our borrowings were made under a bank line that was structured as a revolving credit facility and was due on June 15, 2008, unless we elected to convert the credit facility to a term loan, in which case it would have amortized over one year, with a principal payment due on December 15, 2008 and with a final maturity on June 15, 2009. These amounts were transferred to our new $212.5 million credit facility on August 22, 2006. See “Prospectus Supplement Summary—Recent Developments” for more information about our new credit facility.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as of September 6, 2006, about the beneficial ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock; each of our directors; each of our named executive officers; all of our executive officers and directors as a group; and the selling stockholders.

All persons listed in the table below have sole voting and investment power with respect to their shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is: c/o National Financial Partners Corp., 787 Seventh Avenue, 11th Floor, New York, New York 10019. Beneficial ownership is determined in accordance with the rules of the SEC and, in general, holders having voting or investment power with respect to a security are beneficial owners of that security. Shares of common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of beneficial ownership of our common stock before this offering is based on 38,185,069 shares of our common stock outstanding as of September 6, 2006. The percentage of beneficial ownership of our common stock after this offering is based on 38,185,069 shares of our common stock outstanding. See “Description of Common Stock” in the accompanying prospectus. The table assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option, the selling stockholders will sell the additional shares necessary to satisfy the option exercise ratably in proportion to the number of shares offered by the selling stockholders before the option exercise.

Stockholder Name	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Executive Officers and Directors

Jessica M. Bibliowicz[1]	643,334	1.7%	—	643,334	1.7%
Mark C. Biderman[2]	176,336	*	—	176,336	*
Robert R. Carter[3]	155,526	*	—	155,526	*
Douglas W. Hammond[4]	46,989	*	—	46,989	*
Jeffrey A. Montgomery[5]	43,475	*	—	43,475	*
Stephanie W. Abramson[6]	14,167	*	—	14,167	*
Arthur S. Ainsberg[7]	21,667	*	—	21,667	*
Marc E. Becker	—	*	—	—	—
John A. Elliott[8]	7,100	*	—	7,100	*
Shari Loessberg[9]	7,667	*	—	7,667	*
Kenneth C. Mlekush[10]	10,000	*	—	10,000	*
All executive officers and directors as a group (14 persons)	1,209,348	3.2%	—	1,209,348	3.2%

5% Stockholder

Apollo Management IV, L.P.[11]	3,875,037	10.2%	—	3,875,037	10.2%

Other Selling Stockholders[12]

Jack W. Abel	8,008	*	1,140	6,868	*
Adriane M. DiMeo Trust	11,764	*	2,185	9,579	*
Gary Ambrose[13]	3,179	*	2,050	1,129	*
Andrew M. Denis & Valerie A. Denis Living Trust U/A/D 6/18/97, Andrew M. & Valerie A. Denis, Trustees	1,116	*	1,116	—	—

Stockholder Name	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Patricia L. Arnone[14]	8,135	*	5,000	3,135	*
Robert C. Arnone	7,750	*	5,000	2,750	*
Robert J. Arnone[15]	23,250	*	15,000	8,250	*
Robert J. Arnone & Patricia Arnone & Patricia Trish Arnone Trustees of the Trust FBO Arnone Children DTD September 5, 2001	31,000	*	20,000	11,000	*
David P. Babinski	10,347	*	2,069	8,278	*
Bakumba Partners LP	2,819	*	1,818	1,001	*
Barbara A. Levine Revocable Trust	3,100	*	2,000	1,100	*
Timothy R. Bell	11,385	*	3,400	7,985	*
Bellajule Partners, LP16	18,571	*	6,877	11,694	*
Michael A. Book	35,383	*	9,875	25,508	*
Joseph W. Bowie	6,628	*	3,350	3,278	*
Donald G. Breazeale	542	*	433	109	*
Richard W. Brown	6,425	*	888	5,537	*
Allen L. Cairns	2,406	*	624	1,782	*
W. Todd Carlisle	2,835	*	1,134	1,701	*
Richard J. Carney	2,112	*	1,504	608	*
Caron Partners, LP	39,368	*	14,580	24,788	*
David J. Carroll	65,071	*	16,901	48,170	*
Gregory F. Carroll	12,852	*	5,986	6,866	*
Thomas J. Carstens	5,826	*	3,147	2,679	*
John F. Carter	624	*	162	462	*
Charles B. Gilbert 2004 Revocable Trust	2,038	*	1,313	725	*
Jon C. Christie	7,065	*	3,882	3,183	*
Ann & Larry Cohen	3,975	*	2,500	1,475	*
Stuart I. Cohen	10,338	*	6,666	3,672	*
J. Forrest Collier	2,183	*	567	1,616	*
Community Funds, Inc.[17]	3,250	*	3,250	—	—
Stephen A. Cooper[18]	77,789	*	25,073	52,716	*
William P. Corry	19,837	*	11,666	8,171	*
Joseph R. Crea	52,611	*	19,484	33,127	*
Robert L. Cummings	8,188	*	3,125	5,063	*
Charles Cunningham	9,981	*	1,609	8,372	*
Karen Cunningham	9,981	*	1,609	8,372	*
Custom Benefit Services Houston Inc. 401(k) Plan FBO Michael G. Pettey[19]	11,132	*	1,407	9,725	*
Robert E. Czerwinski	10,275	*	2,668	7,607	*
G. Thomas Damasco	10,382	*	2,784	7,598	*
Leslie Davidson	1,828	*	1,277	551	*
Norman A. Dawidowicz[20]	3,179	*	2,050	1,129	*
Andrew J. DeGroat	8,393	*	4,705	3,688	*
Robert G. DiMeo	22,202	*	8,778	13,424	*
Dale B. Dir	2,676	*	2,676	—	—
Gary Droz	9,300	*	6,000	3,300	*
Joseph M. Duckett	14,190	*	2,838	11,352	*
Keith D. Duke	2,183	*	567	1,616	*
Ernesto Duran Cancel	9,458	*	5,165	4,293	*

Stockholder Name	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Eastman Family Trust, Earl R. Eastman & Kimberly Eastman, Trustees	68,000	*	40,000	28,000	*
Susan Evans[21]	370	*	370	—	—
Thomas J. Fanning	21,858	*	12,857	9,001	*
Jolee J. Farro	52,611	*	19,484	33,127	*
FHC Partnership	17,607	*	6,521	11,086	*
FJC[22]	2,050	*	2,050	—	—
Louis Finkelstein	6,725	*	1,746	4,979	*
Marc & Beth Firestone	4,960	*	2,400	2,560	*
Douglas C. Foreman	559	*	359	200	*
Stephen F. Foreman	559	*	359	200	*
David W. Freeley	65,071	*	16,901	48,170	*
Bruce E. Fyfe & Wanda Fyfe, Tenants By The Entirety	17,230	*	4,482	12,748	*
Patrick J. Gallagher	20,929	*	5,183	15,746	*
Matthew A. Ganovsky	43,829	*	16,231	27,598	*
Stephanie M. Gardner[23]	1,802	*	343	1,459	*
Scott A. Geiger	1,872	*	486	1,386	*
Steven D. Gettis	4,962	*	2,531	2,431	*
Morris Glickman	2,548	*	975	1,573	*
GMRNFP Investment LLC	80,807	*	9,610	71,197	*
Mark S. Goodman[24]	123,654	*	76,092	47,562	*
Michael W. Goodman	34,906	*	6,981	27,925	*
Richard B. Goodman	706	*	140	566	*
William S. Goodman	34,906	*	6,981	27,925	*
Gloria F. Gottlieb[25]	24,855	*	16,033	8,822	*
Gottlieb GST Trust I U/I/D 7/15/99	29,595	*	19,090	10,505	*
Gottlieb GST Trust II U/I/D 7/15/99	29,595	*	19,090	10,505	*
James L. Gould[26]	5,403	*	978	4,425	*
James L. Gould IRA[27]	5,403	*	3,028	2,375	*
Diana Greenberg-Hudson[28]	42,327	*	4,846	37,481	*
Stephanie M. Gardner, Custodian for Gabriel M. Greenwell	750	*	150	600	*
John J. Griffith, Jr.	410	*	262	148	*
G. R. Gross, CPA, P.A.	23,460	*	13,800	9,660	*
Todd Hamerlinck	4,152	*	2,678	1,474	*
Paul M. Harrington	5,144	*	1,336	3,808	*
Edward F. Harris & Gail L. Harris, Joint Tenants	2,106	*	1,357	749	*
Richard Todd Heffern	23,639	*	6,139	17,500	*
Herbert C. Smith, Trustee of the Herbert C. Smith Profit Sharing Plan & Trust	572	*	358	214	*
Lawrence T. Herrig	46,710	*	32,689	14,021	*
George W. Hester	2,285	*	367	1,918	*
Gilliam S. Hicks	140	*	56	84	*
Stephen E. Hill	23,992	*	11,250	12,742	*
Mark J. Hinkle	5,783	*	2,141	3,642	*
Brian R. Hirsch	2,314	*	856	1,458	*
Elizabeth Hirsch	2,314	*	856	1,458	*
Bruce E. Hlavacek	8,803	*	5,676	3,127	*

Stockholder Name	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Elizabeth Hoffman[29]	3,300	*	2,000	1,300	*
Mark Holland	4,676	*	2,750	1,926	*
Stephanie M. Gardner, Custodian for Kaytlynn M. Horner	750	*	150	600	*
Stephanie M. Gardner, Custodian for Michael G. Horner	750	*	150	600	*
Horowitz Family Trust DTD 2/19/86 with Restatements Dated 5/21/2003[30]	164,521	*	69,580	94,941	*
Horowitz Grandchildren Trust Created on November 30, 1999, Greg Yaris, Trustee	27,200	*	16,000	11,200	*
Michael Aaron Horowitz[31]	6,800	*	4,000	2,800	*
Samuel Louis Horowitz[32]	6,800	*	4,000	2,800	*
N. Douglas Hostetler[33]	37,546	*	6,664	30,882	*
Infinity Trust, Harry M. McCabe, Trustee[34]	2,691	*	672	2,019	*
Insurance Services Management, LLC[35]	62,862	*	40,553	22,309	*
John Irvin[36]	33,045	*	4,692	28,353	*
Jerome T. Butwin Revocable Trust	49,485	*	14,553	34,932	*
Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles[37]	32,000	*	32,000	—	—
Joel R. Baker Revocable Trust[38]	30,587	*	9,865	20,722	*
John Thomas Kraemer Trustee of the John Thomas Kraemer & Cim Shami Kraemer Revocable Intervivos Trust 1993	58,816	*	8,897	49,919	*
Marc Jones	39,589	*	25,540	14,049	*
Jordon R. Katz Revocable Trust DTD November 20, 2000[39]	44,499	*	6,543	37,956	*
Joseph D. Kelly	22,770	*	6,800	15,970	*
Suzanne G. Kelly	22,770	*	6,800	15,970	*
William A. Kientz, III[40]	678	*	433	245	*
Kevin Scott Kirby	43,829	*	16,231	27,598	*
Christopher C. Knoche	3,548	*	709	2,839	*
Howard M. Koff	68,000	*	40,000	28,000	*
Steven I. Kolinsky[41]	30,136	*	11,250	18,886	*
William J. Kring	12,530	*	2,288	10,242	*
Steven H. Kronethal	10,825	*	3,437	7,388	*
Richard R. Kruse	8,370	*	2,700	5,670	*
L. H. Blum, CPA PA	23,460	*	13,800	9,660	*
Michael J. Lancaster	8,807	*	1,587	7,220	*
Gregory K. Large	36,968	*	10,225	26,743	*
Peter Lefkowitz[42]	5,922	*	3,820	2,102	*
Steven H. Lewis	168	*	168	—	—
Michael S. Liebowitz[43]	63,575	*	37,402	26,173	*
Milton Liss	10,275	*	2,668	7,607	*
Anthony P. Locascio & Jeanie P. Locascio	9,750	*	3,000	6,750	*
Howard M. Lorber[44]	98,871	*	63,787	35,084	*
Larry E. Lucco	21,485	*	5,580	15,905	*
Michael E. Martin	18,600	*	12,000	6,600	*
Thomas B. Martin IRA	4,845	*	3,124	1,721	*

Stockholder Name	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Linda D. McCabe	3,006	*	780	2,226	*
James McGilvray	5,202	*	1,925	3,277	*
Tracey McGilvray	11,144	*	4,126	7,018	*
Sean Todd McNealy	43,828	*	16,232	27,596	*
Alan L. Meltzer[45]	180,994	*	39,862	141,132	*
Marvin Meyer	51,656	*	7,432	44,224	*
Michael Zanders Trust[46]	7,380	*	223	7,157	*
Michael R. Juffa Trust	7,445	*	4,799	2,646	*
Gerald L. Middel	1,168	*	752	416	*
Joel Miller	14,220	*	5,556	8,664	*
Rodney K. Miller	3,107	*	307	2,800	*
Robert Mitchell	8,063	*	1,612	6,451	*
George Mosse	8,858	*	1,506	7,352	*
Jonathan R. Mosse	18,542	*	3,322	15,220	*
John T. Mulheran	20,394	*	5,194	15,200	*
Robert E. Muzikowski	10,238	*	1,687	8,551	*
Ronald H. Nakamoto[47]	10,663	*	10,663	—	—
Marty L. Nanne	15,453	*	4,013	11,440	*
Bryan Ohm	7,780	*	3,712	4,068	*
Opportunity Systems, Inc.	2,500	*	1,610	890	*
Michael O’Riordan[48]	20,659	*	3,317	17,342	*
Michelle L. Ortiz & Sandra L. Ortiz	3,720	*	1,200	2,520	*
Robert Ortiz & Sandra Ortiz	5,580	*	1,800	3,780	*
P. Miller Inc.	21,390	*	13,800	7,590	*
Elaine M. Paris	3,400	*	1,000	2,400	*
Richard L. Pearlstone	4,637	*	2,727	1,910	*
Michael G. Pettey[49]	11,132	*	800	10,332	*
Mark G. Pollock	38,371	*	9,911	28,460	*
M. K. Powers CPA PA	1,085	*	700	385	*
Lucas Prewett & Agnes J. Prewett, Tenants By The Entirety	2,884	*	1,612	1,272	*
Mike A. Priestley	17,895	*	4,647	13,248	*
Rachlin Cohen & Holtz LLP	30,337	*	15,042	15,295	*
Sam Radin[50]	10,526	*	6,078	4,448	*
Gerald L. & Kimberly C. Rappold[51]	2,914	*	461	2,453	*
Lawrence F. Riegner	10,895	*	9,700	1,195	*
John Daniel Rigby	29,220	*	8,593	20,627	*
Estate of John L. Robinson, Jr.	18,799	*	4,699	14,100	*
John Ross	1,559	*	286	1,273	*
Ferdinand Ruano-Arroyo	4,698	*	1,739	2,959	*
Michael G. Rudelson	29,884	*	19,280	10,604	*
Estate of John L. Sachs	8,456	*	8,456	—	—
Scott M. Sakata	41,446	*	10,764	30,682	*
Christopher R. Sampers	680	*	300	380	*
San Diego Pine Cone, Ltd.[52]	9,300	*	6,000	3,300	*
Harold Sanes	2,819	*	1,818	1,001	*
Christopher P. Scalese	10,381	*	2,069	8,312	*
Glenda J. Schmidt	11,975	*	6,672	5,303	*

Stockholder Name	Shares Beneficially Owned Before Offering		Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percentage		Number	Percentage
Paul Schnell	20,460	*	13,200	7,260	*
Frank G. Schwartz	3,010	*	1,692	1,318	*
Stephen Scott	1,044	*	271	773	*
Charles Severs	3,143	*	2,026	1,117	*
Arthur D. Shankman	33,795	*	23,259	10,536	*
Judy Siegel	1,711	*	243	1,468	*
Howard Silverman[53]	22,309	*	5,250	17,059	*
SMG Class of Interests of Clearwater Consulting Concepts, LLLP[54]	112,592	*	72,640	39,952	*
Betty Anne Smith	7,750	*	5,000	2,750	*
Mindy Sontag	67,114	*	13,422	53,692	*
Michael Sosner	6,767	*	4,363	2,404	*
Jacqueline Stirling	10,649	*	1,716	8,933	*
Sun Equity Company LLC	1,168	*	752	416	*
Sym Financial Corporation	1,170	*	752	418	*
Thomas L. Taylor	10,649	*	1,716	8,933	*
Tessler Family Charitable Trust[55]	6,500	*	6,500	—	—
Fern Kaye Tessler[56]	11,350	*	6,500	4,850	*
James W. Thiele	3,400	*	2,000	1,400	*
John J. Tillger	8,618	*	4,705	3,913	*
Rick Van Benschoten	28,122	*	11,325	16,797	*
Cyrus Walker[57]	27,350	*	12,437	14,913	*
William J. Weiss, III	9,685	*	3,587	6,098	*
Carrie S. Winsten[58]	2,223	*	1,247	976	*
Lesley Winston & Rosalind Gettis, Tenants By The Entirety	11,823	*	2,171	9,652	*
Robert L. Winter	14,980	*	2,166	12,814	*
Kenneth Wirth	5,479	*	3,437	2,042	*
Bernard R. Wolfe	12,702	*	3,185	9,517	*
Bill S. Wolfkiel	9,258	*	3,428	5,830	*
Richard D. Worrell	7,231	*	1,408	5,823	*
Gary L. Wright	37,217	*	14,716	22,501	*
Bonnie L. Zagula	1,992	*	448	1,544	*
Mathew E. Zagula & Stephanie Zagula, Joint Tenants	2,051	*	897	1,154	*

*	Represents less than 1% of outstanding common stock.
[1]	Includes options to purchase 560,000 shares of common stock. Ms. Bibliowicz owns 2,000 shares of common stock jointly with her children.
[2]	Includes options to purchase 161,825 shares of common stock.
[3]	Includes options to purchase 90,500 shares of common stock.
[4]	Includes options to purchase 43,065 shares of common stock.
[5]	Includes options to purchase 40,000 shares of common stock. Mr. Montgomery owns 1,000 shares of common stock jointly with his wife.
[6]	Includes options to purchase 11,667 shares of common stock.
[7]	Includes options to purchase 11,667 shares of common stock.
[8]	Includes options to purchase 5,000 shares of common stock.
[9]	Includes options to purchase 6,667 shares of common stock.
[10]	Includes options to purchase 5,000 shares of common stock.

[11]	Represents shares beneficially held by Apollo Investment Fund IV, L.P. (3,674,995 shares) and Apollo Overseas Partners IV, L.P. (200,042 shares). Apollo Management IV, L.P. serves as the day-to-day manager for each of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. The principal address of Apollo Management IV, L.P. is 9 West 57th Street, 43rd Floor, New York, NY 10019.
[12]	Unless otherwise indicated, these selling stockholders represent current and former principals and affiliates, current and former officers, directors and employees of NFP and our subsidiaries, persons who sold a portion of a subsidiary to us but did not become a principal, and each of their respective transferees, as permitted under the terms of our stockholders agreement or lock-up agreement. Unless otherwise indicated, any options to acquire common stock included in the shares beneficially owned for these stockholders are currently exercisable within sixty days of September 6, 2006.
[13]	Includes 1,025 shares of common stock that will be donated to FJC immediately prior to the offering.
[14]	Includes options to purchase 500 shares of common stock. Does not include 31,000 shares of common stock held by the Robert J. Arnone, Patricia Arnone and Patricia Trish Arnone Trustees of the FBO Arnone Children DTD Sept. 5, 2001 of which Robert J. Arnone and Patricia Arnone are the trustees. Mr. Arnone and Ms. Arnone may be deemed to have beneficial ownership of these shares. Mr. Arnone and Ms. Arnone disclaim beneficial ownership as to any such shares.
[15]	Does not include 31,000 shares of common stock held by the Robert J. Arnone, Patricia Arnone and Patricia Trish Arnone Trustees of the FBO Arnone Children DTD Sept. 5, 2001 of which Robert J. Arnone and Patricia Arnone are the trustees. Mr. Arnone and Ms. Arnone may be deemed to have beneficial ownership of these shares. Mr. Arnone and Ms. Arnone disclaim beneficial ownership as to any such shares.
[16]	Ron Levine, a limited partner of Caron Partners, LP, a selling stockholder, is the general partner of Bellajule Partners, LP. Mr. Levine may be deemed to have beneficial ownership of these shares. Mr. Levine disclaims beneficial ownership as to any such shares.
[17]	Represents shares of common stock to be donated immediately prior to the offering by Sam Radin.
[18]	Includes options to purchase 29,787 shares of common stock.
[19]	Includes 4,095 shares of common stock held by Michael G. Pettey.
[20]	Includes 1,025 shares of common stock that will be donated to FJC immediately prior to the offering.
[21]	Consists of options to purchase 370 shares of common stock.
[22]	Represents 1,025 and 1,025 shares of common stock to be donated immediately prior to the offering by Gary Ambrose and Norman Dawidowicz, respectively.
[23]	Does not include shares of common stock held by Gabriel M. Greenwell, Kaytlynn M. Horner, Michael G. Horner, for each of whom Stephanie M. Gardner is the custodian.
[24]	Consists of options to purchase 123,654 shares of common stock.
[25]	Does not include 29,595 shares of common stock held by the Gottlieb GST Trust I u/i/d 7/15/99 or the 29,595 shares of common stock held by the Gottlieb GST Trust I u/i/d 7/15/99 of which Gloria Gottlieb is the trustee. Ms. Gottlieb may be deemed to have beneficial ownership of these shares. Ms. Gottlieb disclaims beneficial ownership as to any such shares.
[26]	Includes 3,864 shares of common stock held by Pershing as Custodian for James L. Gould's IRA, with respect to which Mr. Gould is a beneficial owner and has sole voting control and investment control.
[27]	Includes 1,539 shares of common stock held by James L. Gould.
[28]	Consists of options to purchase 42,327 shares of common stock.
[29]	Includes options to purchase 200 shares of common stock.
[30]	Includes 28,000 shares of common stock that will be donated to the Richard and Beverly Horowitz Fund at the Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles immediately prior to the offering.
[31]	Includes 2,000 shares of common stock that will be donated to the Mike and Alona Horowitz Fund at the Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles immediately prior to the offering.
[32]	Includes 2,000 shares of common stock that will be donated to the Sam and Ruth Jewish Community Foundation of the Jewish Federation Council of Greater Los Angeles immediately prior to the offering.

[33]	Includes options to purchase 15,219 shares of common stock and 4,000 shares of common stock held by Benjamin J. Hostetler, Daniel N. Hostetler, Laura A. Hostetler and Matthew Hostetler, for each of whom N. Douglas Hostetler is the custodian.
[34]	Includes options to purchase 6,000 shares of common stock that are owned by Harry McCabe, Trustee of Infinity Trust.
[35]	Includes options to purchase 62,862 shares of common stock.
[36]	Includes options to purchase 1,801 shares of common stock.
[37]	Represents 28,000 shares of common stock to be donated immediately prior to the offering by Horowitz Family Trust DTD 2/19/1986, with Restatements dated 5/21/03, 2,000 shares of common stock to be donated immediately prior to the offering by Samuel Louis Horowitz and 2,000 shares of common stock to be donated immediately prior to the offering by Michael Aaron Horowitz.
[38]	Consists of options to purchase 30,587 shares of common stock.
[39]	Includes options to purchase 9,820 shares of common stock. Does not include 2,086 shares of common stock held by Adam Marc Katz Trust DTD 10/10/89, of which Stuart Katz is the trustee. Mr. Katz is also the trustee of the Jordon R. Katz Revocable Trust DTD November 20, 2000 may be deemed to have beneficial ownership of these shares. Jordon R. Katz Revocable Trust DTD November 20, 2000 disclaims beneficial ownership as to any such shares.
[40]	Includes options to purchase 135 shares of common stock.
[41]	Includes options to purchase 5,000 shares of common stock.
[42]	Consists of options to purchase 5,922 shares of common stock.
[43]	Includes options to purchase 55,464 shares of common stock.
[44]	Consists of options to purchase 98,871 shares of common stock.
[45]	Includes options to purchase 5,000 shares of common stock.
[46]	Includes 7,029 shares of common stock held by Michael Zanders IRA, with respect to which Mr. Zanders is a beneficial owner and has sole voting control and investment control.
[47]	Includes options to purchase 8,903 shares of common stock.
[48]	Includes options to purchase 19,310 shares of common stock.
[49]	Includes 7,037 shares of common stock held by Custom Benefit Services Houston Inc. 401(k) Plan FBO Michael G. Pettey, with respect to which Mr. Pettey is a beneficial owner and has sole voting control and investment control.
[50]	Includes 3,250 shares of common stock that will be donated to Community Funds, Inc. immediately prior to the offering.
[51]	Includes options to purchase 2,412 shares of common stock.
[52]	Does not include the options to acquire 62,862 shares of common stock held by Insurance Services Management, LLC of which San Diego Pine Cone Ltd. is the controlling member. San Diego Pine Cone Ltd. may be deemed to have beneficial ownership of these options. San Diego Pine Cone Ltd. disclaims beneficial ownership as to any such options.
[53]	Includes options to purchase 1,000 shares of common stock.
[54]	Consists of options to purchase 112,592 shares of common stock.
[55]	Represents 6,500 shares of common stock to be donated immediately prior to the offering by Fern Kaye Tessler.
[56]	Includes 6,500 shares of common stock that will be donated to the Tessler Family Charitable Trust immediately prior to the offering.
[57]	Consists of options to purchase 19,280 shares of common stock.
[58]	Consists of options to purchase 2,123 shares of common stock.

IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the Internal Revenue Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

We intend to continue to pay quarterly cash dividends on our common stock. See “Dividend Policy.” In the event that we pay dividends on our common stock, we will have to withhold U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States are not subject to the U.S. federal withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person will generally be treated as a resident of the United States);

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, in some instances if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in 2001 under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010.

Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. However, certain legislators have expressed a desire to modify the current legislation, which could result in additional increases in the size of estates exempt from the federal estate tax and further reductions in a federal estate tax rate and several bills are currently pending in Congress.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

Any amounts over-withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING

Subject to the terms and conditions described in an underwriting agreement among us, the selling stockholders and UBS Securities LLC, as underwriter, the selling stockholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling stockholders all of the shares offered hereby.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officers’ certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter has advised the selling stockholders that it initially proposes to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.10 per share. The public offering price and concession may be changed after this offering.

The table below shows the public offering price, underwriting discounts and commissions to be paid to the underwriter by the selling stockholders and proceeds before expenses to the selling stockholders.

Per Share
Public offering price .	$36.10
Underwriting discount ..	$0.10
Proceeds, before expenses, to the selling stockholders	$36.00

The expenses of this offering are estimated at $275,000 and are payable by us.

No Sales of Similar Securities

We, our executive officers, directors and certain of our stockholders who are a party to our stockholders agreement or a separate lock-up agreement, whom we refer to as covered stockholders, have agreed with the underwriter not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriter.

The restrictions described above are subject to certain exceptions. We may issue shares in connection with acquisitions of firms. Our executive officers, directors and covered stockholders will be permitted to transfer their common stock to certain other covered stockholders or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, provided in each case that the transferee agrees to be bound by the restrictions described above. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all covered stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual covered stockholder.

Non-U.S. Sales

The underwriter has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and the underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

New York Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “NFP.”

Prospectus in Electronic Format

A prospectus in electronic format may be made available on the websites maintained by the underwriter of this offering. The underwriter may agree to allocate a number of shares for sale to its online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriter and selling group members from bidding for and purchasing our common stock. However, the underwriter may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

If the underwriter creates a short position in the common stock in connection with this offering, i.e., if it sells more shares than are listed on the cover of this prospectus, the underwriter may reduce that short position by purchasing shares in the open market. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriter has from time to time performed various investment banking services for us in the past, and it may from time to time in the future perform investment banking services for which it has received and will receive customary fees. The underwriter is co-documentation agent of the credit agreement we entered into on August 22, 2006, and it has also committed amounts to the facility as a lender.

VALIDITY OF COMMON STOCK

The validity of our common stock offered in this offering will be passed upon for us by Douglas W. Hammond, our Executive Vice President and General Counsel. Certain legal matters will be passed upon for the underwriter by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York. LeBoeuf, Lamb, Greene & MacRae LLP has in the past performed and continues to perform legal services for us.

National Financial Partners Corp.

Debt Securities

Preferred Stock

Common Stock

National Financial Partners Corp., from time to time, may offer to sell senior or subordinated debt securities, preferred stock and common stock. In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “NFP.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated June 9, 2006

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings and selling stockholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer as well as the shares of common stock that selling stockholders may offer. Each time we sell securities or we and/or selling stockholders sell shares of common stock, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

You should assume that the information in this prospectus is accurate only as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the completion of the offering of all securities covered by the respective prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 8, 2006, as amended by Amendment No. 1 on Form 10-K/A, filed on May 25, 2006;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 11, 2006;

•	Our Current Reports on Form 8-K filed on January 5, 2006, January 23, 2006 and March 2, 2006; and

•	The description of our common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 22, 2003, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

National Financial Partners Corp.

787 Seventh Avenue, 11th Floor

New York, New York 10019

Attention: General Counsel

Telephone: (212) 301-4000

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference herein and therein may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “anticipate,” “expect,” “intend,” “plan,” “believe,” “estimate,” “may,” “will,” “continue” and similar expressions of a future or forward-looking nature. Forward-looking statements may include discussions concerning revenue, expenses, earnings, cash flow, dividends, capital structure, credit facilities, market and industry conditions, premium and commission rates, interest rates, contingencies, the direction or outcome of regulatory investigations and litigation, income taxes and our operations.

These forward-looking statements are based on management’s current views with respect to future results, and are only predictions and are not guarantees of future performance. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by a forward-looking statement. These factors include, without limitation:

•	our success in acquiring high quality independent financial services distribution firms;

•	the performance of our firms following acquisition;

•	competition in the business of providing financial services to the high net worth and entrepreneurial corporate markets;

•	our ability, through our operating structure, to respond quickly to operational or financial situations and to grow our business;

•	our ability to effectively manage our business through the principals of our firms;

•	the impact of legislation or regulations in jurisdictions in which our subsidiaries operate, including the possible adoption of comprehensive and exclusive federal regulation over all interstate insurers;

•	changes in tax laws, including the elimination or modification of the federal estate tax and any change in the tax treatment of life insurance products;

•	changes in the pricing, design or underwriting of insurance products;

•	changes in premiums and commission rates;

•	adverse developments in the insurance markets in which we operate, resulting in fewer sales of insurance-related products;

•	adverse results or other consequences from litigation, arbitration or regulatory investigations, including those related to compensation agreements with insurance companies and activities within the life settlements industry;

•	adverse results or other consequences from higher than anticipated compliance costs, including those related to expenses arising from internal reviews of business practices and regulatory investigations;

•	uncertainty in the insurance and life settlements industries arising from investigations into certain business practices by various governmental authorities and related litigation;

•	the reduction of our revenues and earnings due to the elimination or modification of compensation arrangements, including contingent compensation arrangements;

•	changes in interest rates or general economic conditions;

•	the occurrence of adverse economic conditions or an adverse regulatory climate in New York, Florida or California;

•	the loss of services of key members of senior management;

•	the availability or adequacy of errors and omissions insurance or other types of insurance coverage protection; and

•	our ability to facilitate smooth succession planning at our firms.

Additional factors are set forth in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2005.

Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

NATIONAL FINANCIAL PARTNERS CORP.

We are a leading independent distributor of financial services products primarily to high net worth individuals and growing entrepreneurial companies. Founded in 1998, and commencing operations on January 1, 1999, we have grown internally and through acquisitions and, as of April 30, 2006, operate a national distribution network with over 1,900 producers in 41 states and Puerto Rico consisting of over 165 owned firms and over 210 affiliated third-party distributors. We target the high net worth and growing entrepreneurial corporate markets because of their growth potential and the desire of customers within these markets for more personalized service. We define the high net worth market as households with investable assets of at least $1 million, and we seek to target the segment of that market having net worth, excluding primary residence, of at least $5 million. We define the growing entrepreneurial corporate market as businesses with less than 1,000 employees. We believe our management approach affords our firms the entrepreneurial freedom to serve their clients most effectively while having access to the resources of a national distribution organization. At the same time, we maintain internal controls that allow us to oversee our nationwide operations. Our senior management team is composed of experienced financial services leaders who have direct experience building and operating sizeable distribution-related companies.

National Financial Partners Corp., or NFP, operates as a bridge between large financial services products manufacturers and our network of independent financial services distributors. We believe we enhance the competitive position of independent financial services distributors by offering access to a wide variety of products and a high level of marketing and technical support. We also provide financial and intellectual capital to further enhance the business expansion of our firms. For the large financial services products manufacturers, we represent an efficient way to access a large number of independent distributors and their customers. We believe we are one of the largest distributors within the independent distribution channel for many of the leading financial services products manufacturers serving our target markets. We currently have relationships with many industry leading manufacturers, including AIG American General, AIG SunAmerica, AIM, Allianz, Allstate, American Funds, American Skandia, Assurant, AXA Financial, Boston Mutual, Century Healthcare, Columbia Funds, Fidelity Investments, Genworth Financial, The Hartford, ING, Jackson National Life, John Hancock USA, Jefferson Pilot Lincoln Financial Group, Lloyds of London, Mass Mutual, Metlife Investors, MGIS, Nationwide Financial, Oppenheimer Funds, Pacific Life, Phoenix Life, Principal Life, Protective, Securian, Standard Insurance Company, Sun Life, Transamerica, Retirement Services, United Healthcare, Unum Provident, US Allianz, West Coast Life and WM Group of Funds. These relationships provide a higher level of dedicated marketing and underwriting support and other benefits to many of our firms than is generally available on their own.

Our firms, including NFP Securities, Inc., or NFPSI, our principal broker-dealer subsidiary, serve our client base, both directly and indirectly, by providing products and services in one or more of the following primary areas:

•	Life insurance and wealth transfer. Our firms offer life insurance and annuity products as well as estate planning services geared specifically to the wealth accumulation, preservation and transfer needs, including charitable giving plans, of high net worth individuals.

•	Corporate and executive benefits. Corporate benefits products and services our firms offer include individual and group disability insurance, long term care insurance, group life insurance, group health insurance benefits, supplemental life insurance, 401(k), 403(b) and other retirement plans and pension administration. Executive benefits products and services our firms offer include corporate and bank-owned life insurance products as well as plan design and administration.

•	Financial planning and investment advisory services. The products and services our firms offer include separately managed accounts, mutual funds, investment consulting, trust and fiduciary services and broker-dealer services.

We were incorporated as a Delaware corporation on August 27, 1998. Our common stock is listed on the New York Stock Exchange under the symbol “NFP.” Our principal and executive offices are located at 787 Seventh Avenue, 11th Floor, New York, New York, 10019 and the telephone number is (212) 301-4000. Our Internet address is www.nfp.com. Information on our website does not constitute part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling stockholder named in such prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods indicated.

Three months ended March 31, 2006	Year ended December 31,
	2005	2004	2003	2002	2001
7.47x	12.19x	16.95x	9.48x	6.28x	—

For the purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of:

•	pre-tax income from continuing operations; plus

•	fixed charges.

Combined fixed charges consist of:

•	interest (whether expensed or capitalized) on our bank loan; plus

•	amortization of expenses related to our bank loan; plus

•	the portion of rental expense which we estimate to be representative of the interest factors in our leases.

Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to combined fixed charges and preferred dividends. As of the date of this prospectus, we have not issued any shares of our preferred stock.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is only a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and by-laws, a copy of each of which is incorporated by reference into the registration statement of which this prospectus forms a part.

General

As of date of this prospectus, we are authorized to issue up to 180,000,000 shares of common stock, par value $0.10 per share. On March 15, 2006, our board of directors authorized, subject to stockholder approval, an amendment to our amended and restated certificate of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 180,000,000 shares. Our stockholders approved this proposal at our annual meeting of stockholders on May 17, 2006. As of April 30, 2006, there were 37,396,147 shares of our common stock outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as required by law and by the terms of any series of preferred stock designated by the board of directors pursuant to our amended and restated certificate of incorporation, the common stock shall have the exclusive right to vote for the election of directors and for all other purposes. The common stock shall vote together as a single class.

Dividends

Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the board of directors out of legally available funds.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of all our liabilities and obligations and after payment has been made to holders of each series of preferred stock of the full amount to which they are entitled, holders of shares of common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in all remaining assets available for distribution to holders of the common stock.

Stockholders Agreement

General

Certain of our stockholders who received shares of our common stock directly from us prior to our 2003 initial public offering as consideration in connection with the acquisition of a business with which such stockholder was associated or affiliated, and their transferees, are parties to a second amended and restated stockholders agreement with us. The following is a summary of material provisions of the stockholders agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the stockholders agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part.

Voting

Each stockholder that is a party to the stockholders agreement is prohibited from entering into any voting trust or similar agreement or act in a manner that is inconsistent with the terms of the stockholders agreement.

Transfer restrictions

Transfers generally prohibited. Under the terms of the stockholders agreement, pursuant to resolutions adopted by our board of directors in accordance with Section 2.8(e) of the stockholders agreement, each of our stockholders party to the stockholders agreement was permitted to sell up to the aggregate of his or her “holdover amount” plus up to 20% of his or her “applicable total shares” (as defined in the stockholders agreement) in our 2005 underwritten offering plus any shares needed to cover the option to purchase additional shares granted to the underwriters. “Holdover amount” in this context means the aggregate of specified shares of our common stock, referred to in the stockholders agreement as “covered shares,” the stockholder was permitted to sell in our September 2003 initial public offering or in any subsequent period, but did not sell. Since the completion of our 2005 underwritten offering, these stockholders are currently prohibited, subject to limited exceptions, from transferring any covered shares except that these stockholders may transfer (i) the aggregate of any holdover amount, including shares that were eligible to be sold in the 2005 underwritten offering but were not in fact sold, pursuant to Rule 144 under the Securities Act, (ii) from September 17, 2006 to September 16, 2008, the aggregate of any holdover amount plus 20% of their applicable total shares and (iii) after September 16, 2008, any remaining shares.

The restrictions described above are subject to certain exceptions. These stockholders are permitted to transfer their covered shares to certain other existing stockholders which are parties to the stockholders agreement or affiliates thereof, certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, to principals under limited circumstances, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below. In the event that we engage in certain types of extraordinary transactions, our board of directors also has the ability to waive these restrictions so that all stockholders can participate in the transaction. Our board of directors also has the right to grant waivers from these provisions in the event of the death of an individual stockholder. Further, our board of directors has the right to unilaterally amend the stockholders agreement to reduce the restrictions on transfer. Finally, these restrictions generally do not apply to shares that our existing stockholders buy in the public market.

In addition to the restrictions included in the stockholders agreement, certain of NFP’s directors, officers and employees as well as the officers and employees of NFPSI and NFPISI separately agreed to be bound by more restrictive lock-ups at the time of our September 2003 initial public offering, March 2004 secondary offering and August 2005 secondary offering of our common stock. The members of our board of directors and executive officers, the president of NFPISI, and the chief executive officer and president of NFPSI agreed that, following our September 2003 initial public offering, subject to exceptions for transfers to certain family members, certain trusts or family partnerships, pursuant to qualified domestic relations orders, or to a legal representative upon death or disability, or as tag-along sellers pursuant to the rights described below, they may transfer their shares only as follows:

•	in the 2005 underwritten offering, up to 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods;

•	during the period from 36 to 60 months after our September 2003 initial public offering, up to an additional 10% of their total stockholdings plus any shares that they were permitted to sell, but did not sell, in prior periods; and

•	thereafter, they may freely sell remaining unsold amounts; provided, however, that so long as the officer remains employed by NFP, NFPSI or NFPISI or the director is serving on our board, he or she (in the aggregate with any family members, trusts or family partnerships, and qualified domestic relations orders transferees to whom shares have been transferred pursuant to the exceptions described above) must retain at least 50% of their applicable total shares.

Tag-along rights

If Apollo Investment Fund IV, L.P. proposes to sell shares of our common stock so that, following the proposed sale, more than 10% of the then outstanding shares of our common stock will have been sold to one holder or one group of related holders, Apollo Investment Fund IV, L.P. is required to give written notice to each stockholder that is a party to the stockholders agreement of the number of shares and the per share price of the proposed sale and each such stockholder has the right, for a period of 30 days after receipt of the notice, to participate in the proposed sale with respect to a number of shares calculated through a predetermined formula set forth in the stockholders agreement. Tag-along rights, however, do not apply when Apollo Investment Fund IV, L.P. transfers to one of its affiliates or pursuant to a registration statement filed with the SEC. If a stockholder does not exercise the tag-along right, Apollo Investment Fund IV, L.P. is free, for a period of 120 days, to sell the shares, but only if the shares are sold at a price equal to or greater than 95% of the price and on no more favorable material terms than those set forth in the notice.

Registration rights

All of the stockholders that are party to the stockholders agreement have “piggyback” registration rights that allow them to include the shares of common stock that they own in any public offering initiated by us, up to an aggregate maximum as determined in the manner described in the stockholders agreement. The “piggyback” registration rights of these stockholders are subject to the transfer restrictions described above under “—Transfer restrictions” and to proportional cutbacks by the underwriters in the manner described in the stockholders agreement.

Amendment

The stockholders agreement may be amended with the written consent of us, Apollo Investment Fund IV, L.P., and stockholders that are parties to the stockholders agreement holding more than 50% of the then outstanding shares of common stock held by all such stockholders.

Lock-Up Agreement

Each of our stockholders that initially acquired or, in the ordinary course, will initially acquire its shares of our common stock directly from us after our September 2003 initial public offering as consideration (including any contingent consideration received by such stockholder at any time) in connection with the acquisition of a business with which such stockholder was affiliated or associated has entered or will enter into a lock-up agreement with us. Under the terms of the lock-up agreement, each of our stockholders party to a lock-up agreement agrees that it will not, subject to limited exceptions, transfer specified shares of our common stock, referred to in the lock-up agreement as “covered shares.” In addition, subject to certain exceptions, (i) if the stockholder acquired its shares of common stock on or prior to March 9, 2004, in each 12-month period commencing 24 months after the date on which such stockholder initially acquired shares from us, or (ii) if the stockholder acquired its shares of common stock after March 9, 2004, in each 12-month period commencing on the date that is 12 months after the date on which such stockholder initially acquired shares from us, it may transfer the aggregate of any holdover amount plus up to 20% of its applicable total shares, provided that commencing on the fifth anniversary of the date on which such stockholder initially acquired shares from us, it may freely transfer any of its remaining shares. Any covered shares that were eligible for sale, but were not in fact sold, in our 2004 underwritten public offering and our 2005 underwritten public offering are currently eligible for sale pursuant to Rule 144 under the Securities Act. Because we permitted stockholders who initially acquired their shares from us (i) between January 1, 2004 and March 29, 2004 or (ii) between October 1, 2004 and July 1, 2005, to sell 20% of their applicable total shares before the second and first anniversary, respectively, of such acquisition in our 2005 underwritten public offering, if such stockholder did not participate in such offering or did not sell the maximum number of shares eligible to be sold, the liquidity schedule for such unsold amounts reverted to the terms established in their lock-up agreement. In addition, each of our stockholders party to a lock-up agreement agrees that, without the prior written consent of each lead underwriter, with respect to any underwritten offering of our securities, it will not, subject to limited exceptions, transfer any shares of our common stock during the period beginning 14 days prior to and ending 180 days after the date of the final prospectus or other offering document (or such shorter period as the managing underwriters have agreed with NFP or the sellers, have agreed as to Apollo or may otherwise permit).

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and By-Laws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and by-laws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized, But Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction which would cause a change in our control.

Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner. An “interested stockholder” is a person who directly or indirectly owns 15% or more of the corporation’s outstanding voting stock. A “business combination” includes a merger, asset sale or other transaction which results in a financial benefit to the interested stockholder. Delaware law does not prohibit these business combinations if:

•	before the stockholder becomes an interested stockholder, the corporation’s board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder;

•	after the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s outstanding stock; or

•	the corporation’s board approves the business combination and the holders of at least two-thirds of the corporation’s outstanding voting stock, which the interested stockholder does not own, authorize the business combination.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws allow us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

We may enter into indemnification agreements with our directors and executive officers. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services LLC. Its address is 85 Challenger Road, Ridgefield Park, New Jersey 07660, and its telephone number at this location is (201) 296-4000.

Listing

Our common stock is listed on the NYSE under the symbol “NFP”.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of any series of preferred stock to which any prospectus supplement may relate. Particular terms of the preferred stock offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to any series of preferred stock so offered will be described in the prospectus supplement relating to that preferred stock. You should also read the more detailed provisions of our amended and restated certificate of incorporation and the certificate of designation relating to each particular series of preferred stock for provisions that may be important to you. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of our amended and restated certificate of incorporation, which is incorporated by reference into the registration statement of which this prospectus forms a part, and the certificate of designation relating to a particular series of preferred stock. The certificate of designation relating to the particular series of preferred stock offered by an accompanying prospectus supplement and this prospectus will be filed as an exhibit to a Current Report on Form 8-K or other periodic report incorporated by reference into this prospectus.

General

Under our amended and restated certificate of incorporation and by-laws, our board of directors is authorized without further stockholder action to adopt resolutions, by an affirmative vote of a majority of the board, providing for the issuance of up to 200,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and to fix by resolution any of the powers, designations, preferences and relative dividend participation, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and the number of shares constituting each such series. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. As of the date of this prospectus, we had no shares of preferred stock outstanding.

The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms thereof, including, where applicable:

•	the title, designation, number of shares and stated value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rates, if any (or method of calculation), whether that rate is fixed or variable or both, and the dates on which dividends will be payable, whether those dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

•	the dates on which the preferred stock will be subject to redemption and the applicable redemption prices;

•	any redemption or sinking fund provisions;

•	the convertibility or exchangeability of the preferred stock;

•	if other than United States dollars, the currency or currencies (including composite currencies) in which the preferred stock is denominated and/or in which payments will or may be payable;

•	the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or the value, rate or price relevant to that calculation;

•	the place where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

•	any listing of the preferred stock on any securities exchange; and

•	any additional dividend, liquidation, redemption, sinking fund, voting and other rights, preferences, privileges, limitations and restrictions.

The federal income tax consequences and special considerations applicable to any series of preferred stock will be generally described in the prospectus supplement related thereto.

Rank

Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank pari passu as to dividends and liquidation rights in all respects with each other series of preferred stock.

Dividends

Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, cash dividends out of our assets legally available for payment, at those rates and on the dates as will be set forth in the prospectus supplement relating to that series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock books on the record dates fixed by our board of directors or a duly authorized committee thereof. Different series of preferred stock may be entitled to dividends at different rates or based upon different methods of determination. Those rates may be fixed or variable or both. Dividends on any series of preferred stock may be cumulative or noncumulative as provided in the prospectus supplement relating thereto. Except as provided in the related prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Liquidation Rights

Unless otherwise stated in the related prospectus supplement, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to that series of preferred stock upon liquidation, liquidating distributions in an amount set forth in the prospectus supplement related to that series of preferred stock, plus an amount equal to all accrued and unpaid dividends up to the date fixed for distribution for the current dividend period and, if that series of preferred stock is cumulative, for all dividend periods prior thereto, all as set forth in the prospectus supplement with respect to that series of preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, amounts payable with respect to a series of preferred stock and any other shares of our capital stock ranking pari passu as to any distribution with that series of preferred stock are not paid in full, holders of that series of preferred stock and of such other shares will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment in full of the liquidating distribution to which they are entitled, holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, our consolidation or merger with or into any other corporation, nor the merger or consolidation of any other corporation into or with us, will be deemed to be a liquidation, dissolution or winding up of us.

Redemption and Sinking Fund

The terms, if any, on which shares of a series of preferred stock may be subject to optional or mandatory redemption, in whole or in part, or may have the benefit of a sinking fund, will be set forth in the prospectus supplement relating to that series.

Voting Rights

The voting rights attaching to any series of preferred stock will be described in the applicable prospectus supplement.

Conversion and Exchange Rights

The terms, if any, on which shares of any series of preferred stock are convertible or exchangeable will be set forth in the prospectus supplement relating thereto. The prospectus supplement will describe the securities or rights into which the shares of preferred stock are convertible or exchangeable (which may include other preferred stock, debt securities, depositary shares, common stock or other of our securities or rights (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which those conversions or exchanges will be effected including the initial conversion or exchange prices or rules, the conversion or exchange period and any other related provisions. Those terms may include provisions for conversion or exchange, the exchange or conversion period, provisions as to whether the conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the consideration to be received by holders of that series of preferred stock would be calculated as of a time and in the manner stated in the prospectus supplement.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be designated in the related prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

We may offer secured or unsecured debt securities, which may be convertible. Our debt securities will be issued under an indenture to be entered into between us and Wells Fargo Bank, National Association. Holders of our indebtedness will be structurally subordinated to holders of any indebtedness (including trade payables) of any of our subsidiaries.

We have summarized certain general features of the debt securities from the indenture. A form of indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The debt securities may be issued in one or more series as may be authorized from time to time.

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	whether securities issued by us will be secured or unsecured, and if secured, what the collateral will consist of;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	additions to or changes in the events of default with respect to the securities and any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such securities to be due and payable;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the principles thereof relating to conflicts of law.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon by Douglas W. Hammond, Esq., Executive Vice President and General Counsel of National Financial Partners Corp. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Mr. Hammond and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements as of December 31, 2005 and December 31, 2004 and for each of the three years in the period ended December 31, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005, included in our Annual Report on Form 10-K/A for the year ended December 31, 2005 filed on May 25, 2006, incorporated by reference in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

1,561,877 Shares

National Financial Partners Corp.

Common Stock

PROSPECTUS SUPPLEMENT

UBS Investment Bank

September 6, 2006